UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For 4 February 2013

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X   Form 40-F

(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes   No X



Press Release

Resilient financial delivery; interim dividend declared

- 28% increase in headline earnings per share* to 158 SA cents (18 US cents)
- Doornkop's build-up takes its production to over a tonne of gold for the quarter
- 6% increase in underground grade – third consecutive quarter of grade improvements
- Gold production decreased by 9% to 9 074kg (291 734oz)
- South African operations (excluding Kusasalethu) increased gold production by 3%
- Operating profit[1] 16% higher at R1.6 billion (US$188 million)
- Cash operating costs improved by 4% to R2.8 billion (US$323 million)
- Committed to more housing projects
- Interim dividend of 50 SA cents declared

Johannesburg, Monday, 4 February 2013. Harmony Gold Mining Company Limited (Harmony) reported a 16% increase in operating profit[1] to R1.6 billion (US$188 million) and a 28% rise in headline earnings per share to 158 SA cents (18 US cents) for the quarter ended 31 December 2012.

An interim dividend of 50 SA cents per share has been declared.

The increase in operating profit[1] was due to higher grade, an increase in the gold price received and a decrease in cash operating costs. Cash operating costs in the December 2012 quarter decreased by R127 million (US$32 million), mainly as a result of lower electricity costs.

Underground recovered grade increased for the third consecutive quarter, from 4,52g/t to 4.77g/t – a 6% increase quarter on quarter.

Gold production decreased by 9% (939kg/30 190oz) in the December 2012 quarter to 9 074kg (291 734oz) from 10 013kg (321 924oz) in the September 2012 quarter. This was as a result of the unprotected strike and labour disruptions at Kusasalethu.

The rand per kilogram unit cost for the December 2012 quarter increased by 6% from R294 404/kg (US$1 110/oz) in the September 2012 quarter to R310 858/kg (US$1 115/oz) in the December quarter, due to the decrease in gold production. However, the rand per kilogram cost of all operations, excluding Kusasalethu, decreased by 4% to R285 498/kg (US$1 024/oz) from R296 650/kg (US$1 119/oz) in the previous quarter.

Commenting on results for the quarter and six months released today, chief executive officer, Graham Briggs, says: "A 6% increase in underground grade quarter on quarter to 4.77g/t and a 9% increase in the Rand gold price received to R479 801/kg, contributed to a 16% increase in the operating profit to R1.6 billion, notwithstanding the negative impact on operating performance due to labour disruptions at Kusasalethu. Overall a strong financial quarter for Harmony."

Note: All figures represent continuing operations unless stated otherwise
* Includes discontinued operations
[1] Operating profit is comparable to the term production profit in the segment report in the financial statements and not to the operating profit line in the income statement

ends.

Issued by Harmony Gold Mining Company Limited

4 February 2013

For more details contact:

Henrika Basterfield
Investor Relations Officer

+27 (0) 82 759 1775 (mobile)

Marian van der Walt
Executive: Corporate and Investor Relations

+27 (0) 82 888 1242 (mobile)

Corporate Office:
Randfontein Office Park
P O Box 2
Randfontein
South Africa 1760
T +27 (11) 411 2000

www.harmony.co.za

JSE: HAR
NYSE: HMY
ISIN No.:   ZAE000015228

Registration number:
1950/038232/06

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 4, 2013

Harmony Gold Mining Company Limited

By: /s/ Frank Abbott

Name: Frank Abbott
Title: Financial Director